UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-31172~~ 8-37112

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Symetra Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 108th N.E., Suite 1200
(No. and Street)

Bellevue (City) WA (State) 98004-5135 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeff Clark 425-256-6302
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 3500 (Address) Seattle (City) WA (State) 98104 (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 24 2012
REGISTRATIONS BRANCH
13

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 4/24


12061346

OATH OR AFFIRMATION

I, Jeff Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Symetra Investment Services, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None


DONNA HUBBARD
NOTARY
PUBLIC
08-01-15
STATE OF WASHINGTON

Notary Public

Signature

Treasurer/Financial Principal
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Financial Condition

December 31, 2011

Contents



ERNST & YOUNG

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, WA 98104-4086

Tel: +1 206 621 1800
Fax: +1 206 654 7799
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Symetra Investment Services, Inc.

We have audited the accompanying statement of financial condition of Symetra Investment Services, Inc. (the Company) (a wholly owned subsidiary of Symetra Financial Corporation) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Symetra Investment Services, Inc. at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 24, 2012

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Financial Condition

December 31, 2011

Assets	
Cash and cash equivalents	$ 4,100,262
Cash – restricted	125,107
Investments, at fair value	1,598,200
Accrued interest income	6,057
Concessions receivable:	
Affiliates	144,431
Nonaffiliates	721,583
Advisory fees receivable	373,541
Accounts receivable – other	17,916
Prepaid expenses and other assets	253,177
Capitalized software	149,121
Receivable from Parent for income taxes	95,330
Total assets	$ 7,584,725
Liabilities and stockholder's equity	
Liabilities:	
Commissions payable:	
Affiliates	$ 114,512
Nonaffiliates	730,228
Advisory fees payable	268,676
Accounts payable:	
Affiliates	669,851
Other	158,001
Deferred income tax liabilities, net	11,057
Total liabilities	1,952,325
Commitments and Contingencies (Note 6)	
Stockholder's equity:	
Common stock, $0.10 par value:	
Authorized shares – 50,000,000	
Issued and outstanding shares – 50,000	5,000
Additional paid-in capital	7,661,062
Accumulated deficit	(2,033,662)
Total stockholder's equity	5,632,400
Total liabilities and stockholder's equity	$ 7,584,725

See accompanying notes.

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Notes to Statement of Financial Condition

December 31, 2011

1. Organization and Nature of Business

Symetra Investment Services, Inc. (the Company) is a wholly owned subsidiary of Symetra Financial Corporation (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934, an investment advisor registered with the Securities and Exchange Commission (SEC) and is a member firm of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company acts as a full-line general securities broker-dealer, including the retail distribution of securities created and underwritten by affiliated and nonaffiliated companies. The Company also provides investment advisory services and offers a proprietary wrap-fee program.

Symetra Life Insurance Company (Symetra Life) and Symetra Securities, Inc. (SSI) are whollyowned subsidiaries of the Parent (collectively, the Affiliates). The issuance and management of securities by Symetra Life could be affected by changes in its business strategies, or in the economic or regulatory environment. It is reasonably possible that these changes could negatively impact the Company's future ability to generate concession income.

The Company's policy is to promptly transmit all customer funds and securities received to its third-party broker/dealer, Pershing, or the related insurance carrier.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash includes cash on hand and on deposit in banks and other financial institutions, which may be in excess of Federal Deposit Insurance Corporation insurance limits. The Company defines cash equivalents as short-term investments with original maturities of three months or less at the time of purchase.

2. Significant Accounting Policies (continued)

Cash equivalents are reported at cost, which approximates fair value, and were $3,818,166 as of December 31, 2011. As of December 31, 2011, $2,003,598 was held at a single financial institution, the Company's clearing broker.

Investments

Investments owned consist of residential mortgage-backed securities (RMBS), which are carried at fair value and are considered Level 2 measurements in the fair value hierarchy. Level 2 RMBS securities are priced by independent pricing services that utilize evaluated pricing models. The significant observable inputs for security evaluations include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and other reference data, including market research publications. Because many RMBS do not trade on a daily basis, evaluated pricing applications apply available information through processes such as benchmark curves, benchmarking of like securities, sector groupings and matrix pricing to prepare evaluations. In addition, the pricing services use models and processes to develop prepayment and interest rate scenarios. The pricing services monitor market indicators, industry and economic events, and their models take into account market convention. The securities mature September 15, 2038, February 20, 2039, and October 15, 2039, respectively, although actual maturity dates could differ from contractual maturity date because debtors may have the right to prepay their obligations.

Capitalized Software

Capitalized software consists of capitalizable costs incurred related to the development of internal use software. Capitalized software costs are amortized on a straight-line basis over the software's estimated useful life. As of December 31, 2011, accumulated depreciation related to capitalized software was $383,337.

Restricted Cash

Restricted cash is carried at cost, which approximates fair value. As of December 31, 2011, cash of $125,107 has been segregated in two special bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the SEC. The restricted cash balance includes $120,000 on deposit with clearing firms.

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Notes to Statement of Financial Condition (continued)

2. Significant Accounting Policies (continued)

Income Taxes

The Company is included in the Parent's consolidated federal income tax return, which is filed in U.S. federal and various state jurisdictions. These federal income tax returns have been examined and closing agreements have been executed with the Internal Revenue Service, or the statute of limitations has expired for all tax periods through December 31, 2007. The Company is not currently subject to any state income tax examinations.

A tax allocation agreement has been entered into by the Company with the Parent. The allocation is based upon separate return calculations. The Company may receive current credit for net losses, if any, as such losses offset taxable income of other members of the consolidated group. The provision for federal income taxes is based on amounts determined to be payable or receivable as a result of operations within the current accounting period. Intercompany tax balances are settled quarterly.

Income taxes have been provided using the liability method. The provision for income taxes has two components: amounts currently payable or receivable and deferred income taxes. The deferred income taxes are calculated on the basis of the difference between book value and valuation for tax purposes of the appropriate assets and liabilities. Deferred tax assets are recognized only to the extent that it is more likely than not that future taxable income will be available at the group level. A valuation allowance is established, if necessary, to reduce the deferred tax assets to an amount that is more likely than not realizable.

3. Related-Party Transactions

Expense Allocations and Other

The Company, in the normal course of business, is charged by the Parent, Symetra Life, or SSI for costs incurred directly on behalf of the Company and for its allocated share of operating, administrative, and personnel expenses and income taxes incurred during the year on its behalf. At December 31, 2011, amounts due from the Parent and due to Symetra Life were $84,489 and $659,010, respectively.

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Notes to Statement of Financial Condition (continued)

4. Income Taxes

The tax effects of temporary differences that gave rise to the deferred income tax assets and deferred income tax liabilities at December 31, 2011, were as follows:

Deferred income tax assets:	
Accrued vacation	$ 21,767
Restricted stock grant	2,102
Total deferred income tax assets	23,869
Deferred income tax liabilities:	
Unrealized gain/loss on investments	(31,857)
Prepaid insurance	(2,795)
Bond accrual	(274)
Total deferred income tax liabilities	(34,926)
Deferred income tax liabilities, net	$ (11,057)

As of December 31, 2011, the Company did not have any unrecognized tax benefits.

5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equivalent to the greater of $100,000 or one-fifteenth of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. As of December 31, 2011, the Company had net capital of $3,690,045, which was $3,560,917 in excess of its required net capital of $129,128. The ratio of aggregate indebtedness to net capital was 52.49%. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

6. Commitments and Contingencies

Because of the nature of its business, the Company is subject to legal actions filed or threatened in the ordinary course of its business operations. Management does not believe that such litigation will have a material adverse effect on the Company's financial condition, future operating results, or liquidity.